UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Shareholder Return Policy of SK Telecom Co., Ltd. (the “Company”) (Fair Disclosure)

1. Information	Title	Shareholder Return Policy
Details

Shareholder Return Policy for FY2024 – FY2026

•  Total amount of shareholder return for each year is expected to be at least 50% of the adjusted profit for the year on a consolidated basis.

•  The method of shareholder return is expected to be in the form of cash dividend distribution and/or through acquisition and cancellation of the Company’s treasury shares.

	Expected Time of Disclosure	—

2. Provision of Information	Provider	SK Telecom Co., Ltd.
	Target Audience	Domestic and overseas investors, analysts, press, etc.
	Expected Time and Date of Provision	April 25, 2024
	Name of Event (Location)	—

3. Point of Contact (Department/Telephone Number)		SK Telecom IR (+82-2-6100-2114)

4. Other Matters Relating to Investment Decision

- Specifics of the execution plan of the above shareholder return policy (including cash dividend distribution and acquisition and cancellation of treasury shares) in each instance is subject to change based on the business environment and market conditions, and will be finally determined by approvals by the board of directors and the general meeting of shareholders.

- The adjusted profit for the year on a consolidated basis will be based on the profit for the year attributable to owners of the parent company and exclude one-off, non-recurring profit and loss.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: April 25, 2024